Exhibit 21

Subsidiaries of the Company	Jurisdiction of Incorporation

Net2Phone Global Services, L.L.C	Delaware
Net2Phone Cable Telephony, L.L.C.	Delaware
Net2Phone Global Servicos de Comunicacoes	Madeira, Portugal
Sprewell Consultadorio e Projectos, Lda	Madeira, Portugal
Net2Phone MEA Ltd	Israel
Net2Phone, B.V	Netherlands
Dekkam Holdings, B.V	Netherlands
Net2Phone America do Sul Comunicacoes Ltda	Brazil
Net2Phone do Brasil Comunicacoes Ltda	Brazil
VoIP Technology Holdings, LLC	Delaware